Exhibit 17.1

October 28th, 2026

To: Members of the Board

Anavex Life Sciences Corp.

630 5th Avenue, 20th Floor

New York, NY 10111

Subject: Resignation from the Board of Directors

Dear Members of the Board,

I write to inform you of my decision to resign from my position as a member of the Board of Directors of Anavex Life Sciences, where I am the chairman of the Board; and a member of the Audit Committee. My resignation is effective on October 28th, 2026.

This decision to resign has been a very difficult one, as I have genuinely benefited from, and enjoyed my association with, a seasoned group of directors. I have, however, decided that my views about the Company’s strategic direction are not fully aligned with those of the Board and management.

I am thankful for the opportunity to serve on the board; and for the insights that I gained during my tenure. I wish the Company and its shareholders continued success.

Sincerely,

Jiong Ma